EXHIBIT 99.1

Westport Fuel Systems Appoints David Johnson as Chief Executive Officer

Nancy Gougarty to Remain During a Transition Period

VANCOUVER, British Columbia, Jan. 15, 2019 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. ("Westport Fuel Systems") (TSX/Nasdaq:WPRT) today announced the appointment of David M. Johnson as Chief Executive Officer, effective immediately.  Nancy S. Gougarty has decided to retire as Westport’s Chief Executive Officer and is stepping down from the Board of Directors. Ms. Gougarty will support Westport Fuel Systems’ leadership team through a transition period.

“We’re very pleased to appoint an entrepreneurial leader with specific experience and insights in the global OEM market to lead Westport Fuel Systems’ growth and development as a world-class global alternative fuels technology company. As a powertrain engineer and a proven executive with outstanding technical skills, product launch experience and expertise in advanced drive-train technology, David is well positioned to build on Westport Fuel Systems’ global success as we continue to execute our long-term strategy,” said Brenda Eprile, Chair of Westport Fuel Systems’ Board of Directors.

Mr. Johnson will join Westport Fuel Systems having served for ten years as President and Chief Executive Officer of Achates Power. Prior to his most recent role, Mr. Johnson served in a variety of roles with some of the world’s leading automotive companies including senior roles at Navistar, Ford and General Motors. Mr. Johnson combines deep technical expertise with a decades-long career in international markets, during which time he successfully led and managed several global vehicle and engine development and commercialization programs.

“I am honoured to be entrusted to lead this great company and build on a strong record of success and growth,” said Mr. Johnson. “I would like to thank the Board of Directors for their confidence. I am excited to get to work with our excellent team and look forward to meeting and engaging with our stakeholders in the coming days and weeks.”

During Ms. Gougarty’s tenure as CEO she successfully led the integration of the merger of Westport Innovations Inc. and Fuel Systems Solutions, Inc. into the combined Westport Fuel Systems Inc., led the commercial launch of HPDI 2.0™, and improved the company’s operations.

“The Board of Directors would like to thank Nancy for her years of service and dedication to Westport Fuel Systems,” added Ms. Eprile.

“I am proud of the work we have accomplished together at Westport and am grateful to have had the opportunity to lead such an innovative organization. The company is in capable hands and I am confident that it will continue to lead the sector as it goes from success to success,” said Ms. Gougarty.

In addition to his role as Chief Executive Officer, Mr. Johnson will join the Westport Fuel Systems’ Board of Directors.

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are inventors, engineers, manufacturers and suppliers of advanced clean fuel systems and components that can change the way the world moves. Our technology delivers performance, fuel efficiency and environmental benefits to address the challenges of global climate change and urban air quality. Headquartered in Vancouver, Canada, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Investor Inquiries:
Shawn Severson
Investor Relations
Westport Fuel Systems
T: +1 604-718-2046
invest@wfsinc.com